SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

GLOBAL BPO SERVICES CORP.

(Name of Subject Company (Issuer))

GLOBAL BPO SERVICES CORP.

(Names of Filing Persons (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517- 3252

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

with a copy to:

Mark G. Borden

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable *	Not Applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached hereto as Exhibit 99.1 is the Supplement to the Proxy Statement of Global BPO Services Corp. (“GBPO”), filed on July 18, 2008 with the Securities and Exchange Commission (the “SEC”), which supplements and amends GBPO’s Definitive Proxy Statement filed on July 7, 2008, relating to the annual meeting of stockholders to be held in connection with the approval of the proposed merger of River Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of GBPO, and Stream Holdings Corporation, a Delaware corporation, and related matters. The Supplement to the Proxy Statement supplements and amends certain information regarding the issuer tender offer that is currently contemplated to commence after completion of the proposed merger. Exhibit 99.1 is incorporated herein by reference.

Important Information

THIS SCHEDULE TO-C AND THE DISCLOSURE ATTACHED HERETO ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GBPO COMMON STOCK. THE SOLICITATION AND THE OFFER TO BUY SHARES OF GBPO COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT GBPO INTENDS TO FILE WITH THE SEC. ONCE FILED, GBPO STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, GBPO STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE OTHER DOCUMENTS RELATING TO THE TENDER OFFER, WITHOUT CHARGE, AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Exhibit Index

Exhibit	Description

99.1	Supplement to the Proxy Statement of Global BPO Services Corp., filed on Schedule 14A on July 18, 2008